VirZoom, Inc.
Statement of Stockholders' Equity
For the Period from February 13, 2015 (inception) to December 31, 2016

Unaudited

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - February 13, 2015	-	-	-	-	-
Shares Issued	7,000,000	700	-		700
Stock options			516		516
Net loss	-			(1,710,846)	(1,710,846)
Balance December 31, 2015	7,000,000	700	516	(1,710,846)	(1,709,630)
Shares Issued	-	-	-		-
Stock options			7,567		7,567
Net Loss				(2,965,863)	(2,965,863)
Balance - December 31, 2016	7,000,000	700	8,083	(4,676,709)	(4,667,926)